Verrill Dana LLP

Attorneys at Law

MARGARET C. CALLAGHAN
mcallaghan@verrilldana.com
direct dial: 207-253-4418

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499



September 29, 2010

VIA FED EX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: Biddeford and Saco Water Company
> Offering Statement on Form 1-A
> File No. 024-1021

Ladies and Gentlemen:

On behalf of Biddeford and Saco Water Company (the "Company"), we submit this response to the comment letter of the staff of the Securities and Exchange Commission dated September 3, 2010, regarding the Company's revised offering statement on Form 1-A, filed August 12, 2010. Enclosed with this letter are eight copies of Amendment No. 2 to the offering statement, including three that are marked to show revisions to the Company's August 12 filing.

Set forth below are the enumerated comments in your letter, with our responses to each.

General Comments

1. <u>Your response to comment one from our letter dated June 23, 2010 makes reference to an attachment labeled Exhibit A. We were unable to locate this in the materials sent. Please resubmit with your next correspondence.</u>

The Exhibit A referenced in our letter to you dated August 12, 2010 is attached hereto.

Item 1

2. <u>We reissue comment three from our letter dated June 23, 2010. Please reconcile the disclosure in this section regarding the issuer's officers with the disclosure beginning on page 15. For instance, we note the statement on page 17 that Christopher Mansfield "is responsible for . . . providing assistance to the other members of the Company's management team." We also note that the disclosure on page five indicates you have four management employees.</u>

Mr. Mansfield and Mr. Theriault are the only individuals who have been elected by the Board of Directors to serve as officers of the Company, within the meaning of the Bylaws and the Maine Business Corporation Act. Thomas Carr and Christopher Mansfield (the other individuals named in the offering circular in item 32) are not officers of the Company, nor would the Company consider them to have the type of policymaking authority that would accord them the status of executive officers. Rather, their roles are supportive in nature and the Company considers them to meet the applicable definition of key personnel. Accordingly, the issuer does not consider its response to Item 1 to be inaccurate.

3. We reissue comment five from our letter dated June 23, 2010. Please provide the business and residential address for Meredith McLaughlin, as required by Item 1 of Part I of Form 1-A.

Ms. McLaughlin's business and residential addresses have been added to the revised Form 1-A.

4. Please provide a response to Item 1(i)-(m) of Form 1-A. A response should be provided even where the response is not applicable.

Items 1(i)-(m) have been added to the revised Form 1-A.

Item 4

5. We note your response to comment seven from our letter dated June 23, 2010 and the reference to the attached exhibit, and we reissue the comment. We direct you to comment one regarding the fact that we were unable to locate the attached exhibit. In addition, the information responding to this comment should be addressed in the text of your response to Item 4. Please revise your response to Item 4(b) of Part I to address the jurisdictions in which you will make offers pursuant to preemptive rights. Address, for each state, how your offers and sales will comply with relevant "blue sky" laws and who will conduct the offering on your behalf. Also provide such information for the remainder of the offering that will be offered other than pursuant to the preemptive rights.

Please see revised Form 1-A, Item 4(b), as well as Exhibit A, attached hereto.

Risk Factors, page 1

6. Please revise the first risk factor to specify the company's current mortgage debt as a percentage of plant cost/value and specify the limits the indenture has placed on the amount of long-term debt in relation to equity and state the company's current ratio of long-term debt to equity. Provide similar disclosure in the business section.

Please see the revised offering circular, risk factor (1), and section 3(b).

7. Please update the disclosure in risk factor eight to reflect the balance of the line of credit as of the most recent practicable date. Please update disclosure throughout the offering circular, as necessary.

Please see the revised offering circular, risk factor (8).

Business and Properties, page 7

8. Please provide a more detailed response to Question 3(a)-(b), (g), and (i) of Model A.

Please see the revised offering circular.

9. We reissue comment 16 from our letter dated June 23, 2010. We note the reference on page four to footnote five to the financial statements for the material terms of the mortgage indenture. Please revise to discuss the material terms of the indenture in this section and the impact that the indentures have on your business and plans. Provide similar disclosure for your other outstanding borrowings under your credit facilities and file the credit facilities as exhibits. In addition, we note the limitations on your ability to issue additional bonds under the indenture. To the extent that you contemplate any improvements, extensions or additions to your plant after this offering, please discuss. For instance, we note the discussion regarding the ongoing water main replacement program on page nine.

Please see the revised offering circular, risk factor (1), and section 3(b). The Company's line of credit facility with Biddeford Savings Bank has been filed with revised Form 1-A as Exhibit 6.4, and the loan agreement with Maine Municipal Bond Bank relating to the Company's outstanding mortgage bonds has been filed as Exhibit 6.5.

10. Please revise section 3(c) to discuss any recognized trends within your industry. In addition, indicate the current or anticipated prices or price ranges for the company's services, or the formula for determining prices. Please discuss in greater detail how the prices are established in light of the regulation as a public utility.

Please see the revised offering circular, section 3(c).

11. We partially reissue comment 15 from our letter dated June 23, 2010. Please file any agreements relating to the public fire protection as exhibits.

The Company does not have any agreements relating to public fire protection. All fire protection rates are fixed in accordance MPUC Rule Chapter 69 "Determination of Fire Protection Revenues for Water Utilities," attached hereto as Exhibit B. We have added an explanation of this procedure to the revised offering circular, section 3(d).

12. We note the statement that you do not anticipate any significant change in staffing within the next twelve months. However, please note that Item 3(f) of Model A requires disclosure of the number of employees the company anticipates it will have within the next twelve months. Also, please state the number of the company's present employees, as required by Item 3(f).

Please see the revised offering circular, section 3(f).

13. Please reconcile the disclosure on page six that the MPUC authorized the issuance of up to 35,000 shares of common stock in connection with this offering, with your supplemental response to comment 13 from our letter dated June 23, 2010, which indicates that the MPUC authorized the issuance of up to 31,000 shares of common stock.

The MPUC order authorized the issuance of up to 35,000 shares of common stock; the reference to 31,000 share in the prior supplemental response letter was an error. We have not made any change to the offering circular in connection with this comment.

Offering Price Factors, page 15

14. We note in Question 7(a) that you have included your net tangible book value as of December 31, 2009. Please revise to present your net tangible book value as of the most current balance sheet

presented (i.e. May 31, 2010). Also, please update all references to your revised net tangible book value (e.g. risk factor (14) on page 11).

Please see the revised offering circular, risk factor (13) and section 7(a).

15. We note your response to prior comment 23 that you deemed unamortized bond issuance expense and other deferred debits to be tangible assets because they relate to tangible assets and are recoverable for rate-making purposes. However, we continue to believe that under GAAP, bond issuance expense and other deferred debits are considered to be intangible assets because they lack physical substance. Accordingly, please revise to exclude these items from the computation of net tangible book value. If you continue to believe your methodology is appropriate, please clarify whether your position is based upon GAAP or regulatory accounting principles and provide specific reference to the authoritative literature that supports your conclusion.

We have revised the net tangible book value figure used in risk factor (13) and section 7(a) to exclude deferred debits and deferred bond expenses. Please see the revised section 7(a), including the explanation of the amounts included in net tangible book value.

Use of Proceeds, page 9

16. Please disclose the amount outstanding under your operating line of credit and the interest rate as of the most recent practicable date. In addition, to the extent the line of credit was incurred within the past year, describe the use of proceeds from the line of credit.

Please see the revised offering circular, sections 3(b), 9(a) and 10(b).

17. Revise to indicate the degree to which your offering expenses are estimates. Also, clarify the degree to which these offering expenses will be incurred irrespective of your ability to generate offering proceeds. Lastly, please explain the reference to the proceeds being used to "cover outstanding payables" on page 10.

Please see the revised offering circular, section 9(a).

18. Your risk factor ten states that your "earnings have not been sufficient to fund necessary replacements and improvements [to your] capital plant, thereby requiring [you] to utilize debt..." Please revise to address this and discuss all necessary near and longer term replacements and improvements.

Please see the revised offering circular, risk factor (7), section 3(b), and section 9(a). We have deleted risk factor 10, as the disclosures that had been there were more appropriate in other parts of the circular.

19. Please remove the reference on page 10 to earning a greater return on your assets, as there is no guarantee that this will occur.

The reference has been removed.

Capitalization, page 11

20. Please include the par or stated value per share of common stock and the preferred stock table, as required by Item 13 of Model A.

Please see the revised offering circular, section 13.

21.   Please revise your capitalization table to include your most recent balance sheet (i.e., May 31, 2010) consistent with the recent financial statements presented.

Please see the revised table.

22.   We note your response to our prior comment 20 that you have included deferred salaries in your calculation of total long-term debt. Please explain to us the basis for this inclusion because deferred salaries are not typically considered to be long-term debt; alternatively, revise to delete deferred salaries from this total.

The long-term debt figure presented in the revised table excludes deferred salaries. Please see the revised offering circular, section 13, including the explanatory note regarding the calculation of long-term debt.

Plan of Distribution, page 13

23.   Please revise to disclose the date used to determine whether a shareholder will have preemptive rights.

Please see the revised offering circular, section 25.

24.   Your offering appears to contemplate two phases. Please revise to indicate when the first phase will terminate and how you will decide whether to proceed with the second phase of your offering. Also, to the extent that your second phase will contain new or modified offering terms, such as the use of a selling agent, please revise your disclosure to indicate that you will file an amended offering circular prior to making offers and sales, setting forth this new material. Lastly, you state that if you extend the offering beyond the existing shareholders you intend to sell such shares through the representative listed in Question 21. However, Question 21 does not currently identify the representative. Please reconcile the disclosure.

Based on the preemptive rights notices that have already been submitted by existing shareholders, the Company has determined to expand the offering beyond existing shareholders. The Company has not engaged a selling agent and has no immediate plans to do so. Please see the revised offering circular, sections 21 and 25.

25.   We note the disclosure that in the case of shares sold to investors other than existing shareholders you intend to require a minimum investment of $5,000 for each sales transaction, but you reserve the right to waive the minimum at your discretion. Please provide clear disclosure as to how to plan to determine whether the minimum will apply or whether you may waive the minimum. In addition, given the ability to waive this minimum purchase requirement, it appears that there is not really a minimum purchase requirement. Please revise accordingly or advise.

We have revised section 25 to indicate that the $5,000 minimum investment amount will be required for all subscriptions from persons other than the Company's existing shareholders. Please see the revised offering circular, section 25.

Dividends, Distributions and Redemptions, page 15

26. We note the recent downward adjustment to the dividend rate. Please discuss the reason(s) for the decrease.

Please see the revised offering circular, section 28.

Management Relationships, Transactions and Remuneration, page 20

27. Your response to Question 40(b) indicates that you grant periodic cost of living or market rate adjustments to your employees and that you expect to continue this practice in the future. Please clarify when the last adjustment was made and indicate if any adjustment is currently contemplated.

Please see the revised offering circular, section 40(b).

28. Clarify the "certain circumstances" under which Mr. Mansfield Jr. would receive severance compensation. Also, clarify the number of months of compensation Mr. Mansfield Jr. would receive in such instance based upon the current number of years of employment.

Please see the revised offering circular, section 40(c).

Financial Statements

Audited Financial Statements for the years ended December 31, 2009 and 2008

Note 5 – Long Term Debt

29. We note your response to prior comment 31. However, to enhance an investor's understanding of your business, please revise to disclose clearly here (a) what the "unadvanced bond proceeds" represent, (b) where such funds are held, (c) your ability to access those funds for your operating purposes, and (d) restrictions, if any.

Please see note 5 in the revised audited financial statements.

Interim Financial Statements for the five months ended May 31, 2010 and 2009

Note 3 – Allocation of Overheads

30. It appears from your disclosures that you have not allocated the overheads to expense accounts and capital projects in the interim financial statements. If material, please revise your interim financial statements to appropriately apply these overheads. Otherwise, tell us and disclose the nature of the overheads and where these overheads are currently reflected in your interim financial statements. In addition, please reconcile the final sentence of Note 3 with the statement in Note 1 – Basis of presentation that the unaudited financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present the financial statements fairly.

Please see the revised Note 3 in the unaudited interim financial statements.

Management's Discussion and Analysis of Certain Relevant Factors, page 23

31. Please revise to address your anticipated operating margin for next year.

Please see the revised offering circular, section 48.

32. Please discuss in greater detail the company's experiences in 2008 and 2009 that illustrate the effect of weather and the strength of the local economy on your results of operations.

Please see the revised offering circular, section 48.

33. It appears that the most significant drivers of your improved operating performance for the five months ended May 31, 2010 were declines in you purification and distribution expenses. Please explain the nature of these declines in greater detail.

Please see the revised offering circular, section 48.

34. We reissue comment 25 from our letter dated June 23, 2010. Please revise the disclosure, here and throughout, to address, in greater detail, your current and near term capital requirements and spending needs – broken out by major project/requirement, existing current and near term loan and debt obligations and borrowing capacity. Address your current ratio for the most recent period and discuss any trends in your current ratio. In this regard we note your May 28, 2010 letter referenced "the need to raise significant capital over the coming years."

Please see the revised offering circular, section 48.

35. Revise to briefly address the nature of your service area, including a discussion of economic and population growth.

Please see the revised offering circular, section 48.

Part III Exhibits

Exhibit 2.1

36. We note the articles of incorporation filed as exhibit 2.1. The exhibits provided are difficult to read. Please refile in a more readable format or file one complete copy of the articles of incorporation presently in effect, as amended.

We have filed a more legible version of the certified articles of incorporation and amendments.

Exhibit 4.1

37. The representations specified in the subscription agreement requiring subscribers to represent that:
   - The Subscriber has carefully reviewed your Offering Circular and the attachments and exhibits (Clause 1);
   - The Subscriber has sufficient knowledge and experience in financial and business matters to fully evaluate the information provided, the terms of the offering, and the merits and risks of the investment (Clause 2); and
   - That Subscriber has conducted an investigation of the investment as they deem appropriate (Clause 2)

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities law. In addition, it should be noted that the federal securities laws – including Section 14 of the Securities Act – specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

We have removed the cited representations, and have otherwise substantially revised the form subscription agreement. Please see the revised subscription agreement filed as Exhibit 4.1 to the revised Form 1-A.

38.   We note the statement that the "Subscriber has been supplied with all the additional information concerning this investment that Subscriber has requested." Please reconcile with the language on the table of contents regarding information not expressly set forth in the offering circular.

We have removed from the subscription agreement the references to additional information. Please see the revised subscription agreement filed as Exhibit 4.1 to the revised Form 1-A.

39.   We note the disclosure on page three that the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

We have removed from the subscription agreement the reference to the subscription agreement being irrevocable by the subscriber. Please see the revised subscription agreement filed as Exhibit 4.1 to the revised Form 1-A.

Exhibit 6.1

40.   Mr. Mansfield's employment agreement indicates his intention to retire at the end of the day of December 31, 2010. Please revise your disclosure document to address the potential retirement of your Chief Executive, including the impact it will have on your operations – if any, and discuss your leadership succession plans in greater detail. In addition, we note the modifications to the agreement. If such modifications were written agreements, please file the separate agreements.

Mr. Mansfield and the Company expect to amend his employment agreement prior to December 31, 2010 in order to extend its term for at least one year beyond that date. We have added a sentence to this effect to Sections 40(c) and 42 of the revised offering circular. The initialed modifications on the version of the agreement that was filed as exhibit 6.1 are the only agreements, written or otherwise, that modify Mr. Mansfield's employment agreement.

Exhibit 11.1

41.   Please revise the legality opinion to clearly state that the opinion is based upon the law of the state of incorporation, in this case Maine.

Please see the revised legality opinion, filed as revised Exhibit 11.1.

* * *

Please do not hesitate to contact me at this office with any questions or comments you may have regarding the enclosed filing or related matters.

Respectfully submitted,

Margaret C. Callaghan

Margaret C. Callaghan

MCC/mdw

Enclosures:
Exhibit A (list of jurisdictions and related blue sky rules)
Exhibit B (MPUC Chapter 69 "Determination of Fire Protection Revenues for Water Utilities")
Form 1-A (eight copies, including one original)

cc: Mr. C.S. Mansfield, Jr., Biddeford and Saco Water Company
Gregory S. Fryer, Esq., Verrill Dana, LLP

The following table contains a list of each state where the Company intends to make offers pursuant to preemptive rights, and a citation to the applicable registration exemption on which the Company intends to rely in each state.

State	Exemption
Alabama	Existing shareholder transaction exemption under Section 8-6-11(a)(10) of the Alabama Securities Act.
California	Exempt security per California Corporate Securities Law Sec. 25100(i)(3).
Connecticut	Exempt security per Sec. 36b-21(a)(7)(A) of the Connecticut Securities Act.
Florida	Exempt security per Sec. 517.051(4) of the Florida Securities Act.
Illinois	Exempt security per Sec. 5/3.E. of the Illinois Securities Act.
Louisiana	Exempt security per Sec. 51:708(7) of the Louisiana Securities Act.
Maine	Exempt security per Sec. 16201(5)(A) of the Maine Securities Act.
Maryland	Existing shareholder transaction exemption under Section 11-602(11) of the Maryland Securities Act.
Massachusetts	Exempt security per Sec. 402(a)(7)(C) of the Massachusetts Securities Act.
Nevada	Existing shareholder transaction exemption under Section 90.530.14 of the Nevada Securities Act.
New Hampshire	Existing shareholder transaction exemption under Section 421-B:17, II(p) of the New Hampshire Securities Act.
New Jersey	Existing shareholder transaction exemption under Section 49:3-50(b)(11) of the New Jersey Securities Act.
New York	Exempt security per Sec. 359-f(1)(d) of the Martin Act.
Ohio	Exempt security per Sec. 1707.02(F) of the Ohio Securities Act.
Oregon	Existing shareholder transaction exemption under Section 59.035(3) of the Oregon Securities Act. The issuer will limit the offering in Oregon to pro rata subscriptions by existing shareholders.
Pennsylvania	Existing shareholder transaction exemption under Sections 203(n) and 203.141(a) of the Pennsylvania Securities Act. The issuer will limit the offering in Pennsylvania to pro rata subscriptions by existing shareholders.
Texas	Exempt security per Art. 581-6.D of the Texas Securities Act.
Virginia	Exempt security per Sec. 13.1-514(7) of the Virginia Securities Act.
Wisconsin	Exempt security per Sec. 551.201(5)(a) of the Wisconsin Securities Act.

65-407   PUBLIC UTILITIES COMMISSION

Chapter 69:   DETERMINATION OF FIRE PROTECTION REVENUES FOR WATER
UTILITIES

SUMMARY: This rule establishes a formula for determining for ratemaking purposes the
percentage of gross revenues that water utilities should derive from fire protection charges.

---

1.   Definitions.

    A.   "Fire Protection Allocation Curve" means the curve established from studies done
by the Maine Water Utilities Association, as described in its Journal of March
1961, and attached to this Rule.

    B.   "Peak Flow" means the peak hourly flow in gallons per minute for the utility's
system. In cases where the peak hourly flow cannot be readily determined, it shall
be estimated on the basis of 2 1/2 times the average daily flow in gallons per
minute.

    C.   "Required Fire Flow" shall be determined by the National Board of Fire
Underwriters (N.B.F.U.) formula $1020 \sqrt{x} (1-.01 \sqrt{x})$ in gallons per minute, where
X is the population in thousands served by the utility.

    D.   "Standard Allocation Method" is the method of determining the percentage of a
utility's gross revenue to be derived from public fire protection charges as
determined by Section 2 of this Rule.

2.   Determination of Percentage of Gross Revenue for Fire Protection Charge.

To determine the percentage of gross revenue that a water utility shall allocate to public
fire protection charges, it shall first determine the fraction in which Peak Flow is the
numerator and Required Fire Flow is the denominator. This fraction shall then be plotted
on the Fire Protection Allocation Curve, attached as Appendix A. The applicable
percentage is read at the point where the fraction determined above, as plotted on the
horizontal axis of the Fire Protection Allocation Curve, intersects the vertical axis of the
curve.

The allocation shall be as determined by the curve, except as follows:

A.   In no event shall the percentage at gross revenue allocated to fire protection charges be more than 30%, or less than 6%, of gross revenue, unless either (1) the utility proves to the Commission, by such studies as the Commission may require, that such extraordinary percentages are reasonable and necessary; or (2) that an allocation factor of more than 30% has been accepted by the municipality and approved by the Commission and conditions have not materially changed.

B.   The Commission finds, on the basis of evidence presented to it, which may include the allocation factor approved by the Commission in the utility's last rate case, that a different allocation factor should be used because of an inadequate fire flow or other good cause.

3.   Full Allocation Studies.

A.   As an alternative to using the Standard Allocation Method, a utility may prepare and present to the Commission for its consideration a full allocation study of its own system. Utilities are encouraged to prepare and present such studies when there are conditions on their system, such as extensive treatment facilities, that would make the application of the Standard Allocation Method unreasonable or inappropriate.

B.   The Commission may order a utility to prepare and present to it for its consideration a full allocation study of the utility's system when it determines that application of the Standard Allocation Method would be unreasonable or inappropriate.

4.   Charges for Public Fire Protection for New Extension.

Until the date of completion of its next general rate case proceeding, a utility, other than a utility that has chosen to make no new investments in new extensions pursuant to 35-A M.R.S.A. § 6106, following the effective date of its decision not to invest pursuant to that section, may bill to the municipality, or the public authority, the charge for public fire protection on a new main extension constructed in a municipally accepted public way after the effective date of the rule to which extension the first customer was connected after February 1, 1987, pursuant to the following formula:

C =   Overall cost of capital for non-investor owner utilities, expressed as a decimal. Unless otherwise approved or set by the Director of Finance or the Commission, the cost of capital shall be the average interest rate for the first 15 years of the most recent issues of the Maine Bond Bank for a serial bond, assuming equal annual principal payments.

CH =   cost of the hydrant.

CD =   Cost of debt for an investor-owned utility, weighted by the debt ratio, expressed as a decimal. Unless otherwise approved or set by the Director of Finance or the Commission, the cost of debt and the debt ratio shall be those approved in the utility's most recent rate case.

CE =   Cost of equity, weighted by the equity ratio, expressed as a decimal. Unless otherwise approved or set by the Director of Finance of the commission, the cost of equity and the equity ratio shall be those approved in the utility's most recent rate case.

FIT =   The utility's marginal federal income tax rate allowed in its most recent rate case, expressed as decimal, unless a different tax rate is approved or set by the Director of Finance or the Commission.

P =   Principal payment percentage annually, expressed as a decimal. Unless a different amount is approved or set by the Director of Finance or the Commission, the amount shall be .067 (15 years).

SIT =   The utility's marginal state income tax rate allowed in its most recent rate case, expressed as a decimal, unless a different tax rate is approved or set by the Director of Finance or the Commission.

Until such time as the way on which a hydrant is located is accepted by a municipality or the municipality accepts responsibility for the hydrant as a public hydrant, the hydrant shall be considered private fire protection and shall be billed accordingly.

Any tariff provision that conflicts with this rule shall be null and void.

6.   Application.

A.   This rule will govern the rate design of all rate filings made by water utilities after the effective date of the rule, whether filed pursuant to 35-A M.R.S.A. §§307 and 309 or §§307 and 6104. Utilities will not be required by reason of this rule to file for a change of rates existing on the effective date of this rule, unless required by Commission order under 35-A M.R.S.A. §1306 after a §1303 investigation.

B.   Rates filed pursuant to 35-A M.R.S.A. §§307 and 6104 after the effective date of the rule that do not conform with the provisions of the rule shall be considered unreasonable and not take effect, unless substantiated by an acceptable allocation study for the utility's system. The Technical Analysis Division of the Commission will review all §6104 rate filings to determine compliance with this rule and shall notify the utility if there is non-compliance with the rule. After receipt of this notice, the utility shall not charge its new rates until new rates have been filed pursuant to §§307 and 6104 that are in compliance with this rule, or the Commission, after a hearing requested by the utility, finds that they are in compliance with this rule.

C.   In cases where a utility serves more than one municipality, it may allocate to each municipality served a percentage of the total public fire protection revenues that it is entitled to collect on the basis of that municipality's percentage of the total number of hydrants served by the utility.

7.   The Commission, for good cause shown may waive the application of any provisions of this rule.

STATUTORY AUTHORITY: 35-A M.R.S.A. §§111, 301, 502, 104 and 1301.

EFFECTIVE DATE:
         August 10, 1987

AMENDED:
         This rule was approved by the Secretary of State on December 14, 1987 and will be effective on December 19, 1987.

EFFECTIVE DATE (ELECTRONIC CONVERSION):
         May 4, 1996

NON-SUBSTANTIVE CHANGES:
         March 26, 1999 - converted to MS Word.
         November 9, 1999 - removal of duplicate words in Summary.